Filed by Alliance Bancorp of New England, Inc.

Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under
the Securities Exchange Act of 1934

Subject Company: Alliance Bancorp of New England, Inc.
Commission File No. 001-13405

Date: July 28, 2003

Alliance Bancorp of New England, Inc filed a Form 8-K/A today containing the following information:

     On July 28, 2003, Alliance Bancorp of New England, Inc. corrected a typographical error in the informational presentation filed as Exhibit 99.1 to its Form 8-K dated July 17, 2003 and available on its Internet site (http://www.alliancebancorp.com). The sixth bulleted item on page 15 of the corrected informational presentation now reads as follows: “Shareholders of Connecticut Bancshares and Alliance are expected to meet and vote on the proposed transaction during the 4th quarter of 2003.”

The information included in this Item 9 shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, nor shall it be incorporated by reference in any filing under the Securities Act of 1933.

ADDITIONAL INFORMATION

The proposed merger of Alliance Bancorp of New England, Inc. (“Alliance”) and the new holding company to be formed by New Haven Savings Bank, will be submitted to the shareholders of Alliance. Alliance and the new holding company to be formed by New Haven Savings Bank will file a registration statement, a joint proxy statement/prospectus and other relevant documents concerning the proposed transaction with the SEC. Stockholders are urged to read the registration statement and the joint proxy statement/prospectus when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. You will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about Alliance and the new holding company to be formed by New Haven Savings Bank, at the SEC’s Internet site (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the SEC filings that will be incorporated by reference in the joint proxy statement/prospectus can be obtained, without charge, by directing a request to Alliance Bancorp of New England, Inc., Karen Ouimet-Matusek, Shareholder Contact, 348 Hartford Turnpike, P.O. Box 2588, Vernon, CT 06066 (860) 875-2500.

Alliance and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Alliance in connection with the proposed merger. Information about the directors and executive officers of Alliance and their ownership of Alliance common stock is set forth in the Form 10-K for the year ended December 31, 2002, as filed with the SEC on March 31, 2003. Additional information regarding the interests of these participants may be obtained by reading the joint proxy statement/prospectus regarding the proposed transaction when it becomes available.

The information provided in this filing may contain forward-looking statements and describe future plans, strategies, synergies and cost savings related to the merger. The words “believe,” “expect,” “anticipate,” “estimate,” “plan,” “create,” “utilize,” “project” and similar expressions identify forward-looking statements. The ability to predict results or the effect of future plans or strategies including the merger or qualitative or quantitative changes based on market risk exposure is inherently uncertain. Factors which could affect actual results and impact the merger include, but are not limited to, changes in general market interest rates, general economic conditions, legislative/regulatory/tax changes, fluctuations of interest rates, changes in the quality or composition of our loans and investment portfolios, deposit flows, competition, demand for financial services in our markets, and changes in accounting principles. Similar factors are present with respect to the other party to the merger, New Haven Savings Bank. These factors should be considered in evaluating the forward-looking statements, and undue reliance should not be placed on such statements.